                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                SCHEDULE 13D/A

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 20)*

                               Itel Corporation
- --------------------------------------------------------------------------------
                               (Name of Issuer)
- --------------------------------------------------------------------------------
                   Common Stock, par value $1.00 per share

                        (Title of Class of Securities)

                                  465642106
             ----------------------------------------------------
                                (CUSIP Number)

              Sheli Z. Rosenberg, Rosenberg & Liebentritt, P.C.
           Two North Riverside Plaza, Suite 600, Chicago, IL  60606
                               (312)  466-3990
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)

                                June 27, 1995
             ----------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



SEC 1746 (9-88) 1 of 7

                                 SCHEDULE 13D



CUSIP NO. 465642106                                           PAGE 2 OF 13 PAGES


1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF
        ABOVE PERSON

        Riverside Partners
        36-3274337

2       CHECK THE APPROPRIATE BOX IF A MEMBER
        OF A GROUP*                                                     (a) / /
                                                                        (b) / /


3       SEC USE ONLY



4       SOURCE OF FUNDS*


5       CHECK BOX IF DISCLOSURE OF LEGAL
        PROCEEDINGS IS A REQUIRED PURSUANT TO ITEMS
        2(d) or 2(E)                                                        / /


6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Illinois


NUMBER OF        7      SOLE VOTING POWER
 SHARES
BENEFICIALLY            4,514,017
OWNED BY
  EACH           8      SHARED VOTING POWER
REPORTING
 PERSON          9      SOLE DISPOSITIVE POWER
 WITH
                        4,514,017

                10      SHARED DISPOSITIVE POWER


11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,514,017

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                     / /

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        16.9%

14      TYPE OF REPORTING PERSON*
         PN



        * SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (99-88) 2 of 7

                                 SCHEDULE 13D



CUSIP NO. 465642106                                           PAGE 3 OF 13 PAGES


1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF
        ABOVE PERSON

        SZRL Investments
        36-6561094

2       CHECK THE APPROPRIATE BOX IF A MEMBER
        OF A GROUP*                                                     (a) / /
                                                                        (b) / /


3       SEC USE ONLY



4       SOURCE OF FUNDS*


5       CHECK BOX IF DISCLOSURE OF LEGAL
        PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(E)                                                        / /


6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Illinois


NUMBER OF        7      SOLE VOTING POWER
 SHARES
BENEFICIALLY            1,299,687
OWNED BY
  EACH           8      SHARED VOTING POWER
REPORTING
 PERSON          9      SOLE DISPOSITIVE POWER
 WITH
                        1,299,687

                10      SHARED DISPOSITIVE POWER


11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,299,687

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                     / /

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        4.8%

14      TYPE OF REPORTING PERSON*

         PN



        * SEE INSTRUCTIONS BEFORE FILLING OUT!



SEC 1746 (9-88) 2 of 7

                                 SCHEDULE 13D



CUSIP NO. 465642106                                           PAGE 4 OF 13 PAGES


1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF
        ABOVE PERSON

        Equity Holdings
        36-3206542

2       CHECK THE APPROPRIATE BOX IF A MEMBER
        OF A GROUP*                                                     (a) / /
                                                                        (b) / /


3       SEC USE ONLY



4       SOURCE OF FUNDS*


5       CHECK BOX IF DISCLOSURE OF LEGAL
        PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(E)                                                        / /


6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Illinois


NUMBER OF        7      SOLE VOTING POWER
 SHARES
BENEFICIALLY            100,000
OWNED BY
  EACH           8      SHARED VOTING POWER
REPORTING
 PERSON          9      SOLE DISPOSITIVE POWER
 WITH
                        100,000

                10      SHARED DISPOSITIVE POWER


11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        100,000

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                     / /

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        .4%

14      TYPE OF REPORTING PERSON*

         PN



        * SEE INSTRUCTIONS BEFORE FILLING OUT!



SEC 1746 (9-88) 2 of 7

                                 SCHEDULE 13D



CUSIP NO. 465642106                                           PAGE 5 OF 13 PAGES


1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF
        ABOVE PERSON

        Robert H. and Ann Lurie Trust
        36-6944487

2       CHECK THE APPROPRIATE BOX IF A MEMBER
        OF A GROUP*                                                     (a) / /
                                                                        (b) / /


3       SEC USE ONLY



4       SOURCE OF FUNDS*


5       CHECK BOX IF DISCLOSURE OF LEGAL
        PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(E)                                                        / /


6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Illinois


NUMBER OF        7      SOLE VOTING POWER
 SHARES
BENEFICIALLY            62,416
OWNED BY
  EACH           8      SHARED VOTING POWER
REPORTING
 PERSON          9      SOLE DISPOSITIVE POWER
 WITH
                        62,416

                10      SHARED DISPOSITIVE POWER


11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        62,416

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                     / /

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        .2%

14      TYPE OF REPORTING PERSON*

         OO



        * SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88) 2 of 7

                                 SCHEDULE 13D



CUSIP NO. 465642106                                           PAGE 6 OF 13 PAGES


1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF
        ABOVE PERSON

        Samuel Zell
        ###-##-####

2       CHECK THE APPROPRIATE BOX IF A MEMBER
        OF A GROUP*                                                     (a) / /
                                                                        (b) / /


3       SEC USE ONLY



4       SOURCE OF FUNDS*


5       CHECK BOX IF DISCLOSURE OF LEGAL
        PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(E)                                                        / /


6       CITIZENSHIP OR PLACE OF ORGANIZATION

        USA


NUMBER OF        7      SOLE VOTING POWER
 SHARES
BENEFICIALLY            103,333
OWNED BY
  EACH           8      SHARED VOTING POWER
REPORTING
 PERSON          9      SOLE DISPOSITIVE POWER
 WITH
                        103,333

                10      SHARED DISPOSITIVE POWER


11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        103,333

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                     / /

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        .4%

14      TYPE OF REPORTING PERSON*

         IN



        * SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88) 2 of 7

                                 SCHEDULE 13D



CUSIP NO. 465642106                                           PAGE 7 OF 13 PAGES


1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF
        ABOVE PERSON

        Sheli Rosenberg
        ###-##-####

2       CHECK THE APPROPRIATE BOX IF A MEMBER
        OF A GROUP*                                                     (a) / /
                                                                        (b) / /


3       SEC USE ONLY



4       SOURCE OF FUNDS*


5       CHECK BOX IF DISCLOSURE OF LEGAL
        PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(E)                                                        / /


6       CITIZENSHIP OR PLACE OF ORGANIZATION

        USA


NUMBER OF        7      SOLE VOTING POWER
 SHARES
BENEFICIALLY            36,576
OWNED BY
  EACH           8      SHARED VOTING POWER
REPORTING
 PERSON          9      SOLE DISPOSITIVE POWER
 WITH
                        36,576

                10      SHARED DISPOSITIVE POWER


11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        36,576

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                     / /

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        .1%

14      TYPE OF REPORTING PERSON*

         IN



        * SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88) 2 of 7

                  ONLY THOSE ITEMS AMENDED ARE REPORTED HEREIN

           CAPITALIZED TERMS NOT OTHERWISE DEFINED HEREIN SHALL HAVE
         THE SAME MEANING AS THEY HAVE IN THE INITIAL SCHEDULE 13D AND
                               AMENDMENTS THERETO

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Since the date of filing of Amendment No. 19 to Schedule 13D, the following sales of Shares have occurred:

         Date            Selling           Number of         Price per
                       Shareholder          Shares             Share
         ------------------------------------------------------------
        3/2/95               SZRL            5,500             $34.00

        3/3/95               SZRL           11,800             34.125

        3/7/95               SZRL           11,800             34.125

        3/9/95               SZRL           20,800              34.50

        3/14/95              SZRL            4,500             34.875

         Net Consideration received by SZRL for the sale of the 54,400 Shares was $1,866,887.50.

         On January 25, 1995, Samuel Zell received 70,000 restricted Shares from the Issuer.

         On July 10, 1995, Riverside and SZRL sold 1,200,000 and 50,000 Shares, respectively, at $36.00 per Share pursuant to the agreement described in Item 6. herein.

         As of July 10, 1995, and to the best knowledge of the Reporting Persons, there were approximately 26,750,000 Shares issued and outstanding. The Shares of the Reporting Persons (including
         43,333 obtainable by Mr. Zell and Mrs. Rosenberg by the exercise of options which are currently exercisable or which would be exercisable within 60 days) represent approximately 22.8% of the Shares which would be issued and outstanding upon the exercise of such options. Of such Shares, 4,514,017 or 16.9%, are owned beneficially by Riverside; 1,299,687, or 4.8%, by SZRL; 100,000, or .4%, by Equity; 62,416, or
         .2%, by the Lurie Trust; 103,333, or .4%, by Mr. Zell; and 36,576, or .1%, by Mrs. Rosenberg.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         On June 27, 1995 Riverside, Equity, SZRL and the Issuer entered into an agreement which is attached hereto as Exhibit 1 and incorporated in its entirety herein by reference. Pursuant to the agreement, the Issuer has agreed to purchase and Riverside, Equity and SZRL have agreed to sell sufficient Shares to reduce the percentage of Shares held or deemed held by Riverside, Equity and SZRL and their affiliates to 21% as of December 31, 1996. The Shares shall be sold in the manner described in the agreement. As of the date hereof, 1,250,000 Shares were sold pursuant to the agreement as described in Items 3. and 5. herein.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

         Exhibit 1 Agreement dated June 27, 1995 among the Issuer, Riverside, Equity and SZRL.

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.


DATED: June 30, 1995


RIVERSIDE PARTNERS, an Illinois                EQUITY HOLDINGS, an Illinois
limited partnership                            general partnership

By:      Samuel Zell Revocable Trust           By:     Samuel Zell Revocable Trust under trust
         under agreement dated                         trust agreement dated January 17, 1990,
         January 17, 1990, a general                   a general partner
         partner


By:      /s/ Samuel Zell                       By:      /s/ Samuel Zell
         ----------------------------                  ------------------------------
         Samuel Zell, Trustee                          Samuel Zell, Trustee

SZRL INVESTMENTS, an Illinois general          ROBERT H. AND ANN LURIE TRUST
partnership

By:      Samuel Zell Revocable Trust
         under trust agreement dated
         January 17, 1990, a general partner   By:     /s/ Sheli Z. Rosenberg
                                                       ------------------------------
                                                       Sheli Z. Rosenberg, Co-Trustee


By:      /s/ Samuel Zell                       By:     /s/ Samuel Zell
         ----------------------------                  ------------------------------
         Samuel Zell, Trustee                          Samuel Zell



By:              /s/ Sheli Z. Rosenberg
                 ---------------------------
                 Sheli Z. Rosenberg

                                 EXHIBIT INDEX


Exhibit         Description                                         Page Number
- -------------------------------------------------------------------------------
  1               Agreement dated June 27, 1995 among the Issuer,    12
                  Riverside, Equity and SZRL.





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